



03037555

November 5, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549



Dear Sir or Madam:

John Sypnowich
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled "BCE Emergis enables audiologists and hearing instrument practitioners in Ontario to electronically submit bills and receive payments for WSIB claims" dated September 29, 2003;
- Press release entitled "BCE Emergis licenses e-Invoicing patent to EBPP player" dated October 1, 2003;
- Press release entitled "Union Energy says yes to webdoxs™, Canada's leading online bill delivery service" dated October 15, 2003;
- Press release entitled "BCE Emergis will integrate systems with eRX to Facilitate eRecording" dated October 17, 2003;
- Material Change Report dated October 24, 2003 together with a News Release entitled "BCE Emergis reports increased profitability for the third quarter 2003" dated October 21, 2003; and
- Press release entitled "BCE Emergis signs new distribution agreement with Freddie Mac" dated October 30, 2003.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Very truly yours,

JS/kg
Encl.

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340


BCE
Emergis

News Room

Friday, October 31st, 2003

News Releases 2003

BCE Emergis enables audiologists and hearing instrument practitioners in Ontario to electronically submit bills and receive payments for WSIB claims

Toronto (Ontario) and Montréal (Québec) Canada — September 29, 2003 — BCE Emergis Inc (IFM) announced today the availability of its web-enabled Emergis® Bill Submission and Payment Solution to audiologists and hearing instrument practitioners in Ontario allowing them to join the list of healthcare providers automatically and seamlessly submitting bills and receiving payment for Workplace Safety and Insurance Board of Ontario (WSIB) claims.

"Our electronic Bill Submission and Payment Solution has been very well received by other health practitioners since being introduced in 2002 and we are pleased to be extending our solution to hearing practitioners in Ontario," said Daniel Baron, President of BCE Emergis eHealth Solutions Group (Canada), "By streamlining the bill approval and payment process, programs such as Noise Induced Hearing Loss will result in faster and more accurate payments than the traditional paper process and greatly reduce the administrative burden to providers ."

BCE Emergis Health Claim Management services increase operational efficiencies on behalf of health care payers and providers by enabling the electronic validation, authorization and payment of their health insurance claim related bills.. With the BCE Emergis solution, health care providers can quickly verify bill status via the claims inquiry and review screens, making it easier to reconcile payments. Providers also benefit from improved accuracy in billing submission and faster payment via electronic fund transfer, while eliminating postal delays and saving on postage costs.

"The College of Audiologists and Speech-language Pathologists is pleased to assist BCE Emergis with this initiative to permit prescriptions from audiologists for hearing aids for workers with Noise Induced Hearing Loss to be adjudicated and approved online" says David Hodgson, Registrar. "This will speed up the approval process as well as payments to audiologists and be of great benefit to the injured workers."

BCE Emergis' Bill Submission and Payment Solution has also been endorsed by The Ontario Association of Speech-Language Pathologists and Audiologists (OSLA) and the Association of Hearing Instrument Practitioners of Ontario (AHIP).

Chris Helik, President of AHIP stated: "The future is now! I support and encourage all AHIP members to enroll and

utilize the online billing submission and payment system being provided by BCE Emergis. BCE Emergis is currently working in partnership with the Workplace Safety and Insurance Board and plans to expand its network to provide Hearing Health Care Professionals the ability to submit all insurance claims."

Beth Ann Kenny, OSLA's Executive Director, concurs that on-line billing is a positive step. "It will improve the process for injured workers with noise-induced hearing loss who need the essential services of audiologists, including assessment, hearing aid prescription and other forms of rehabilitative treatment. Any support for timely treatment of injured workers by audiologists is welcomed."

WSIB is also actively promoting the use of the BCE Emergis system and is the largest payer of work-related health claims in Canada and one of the largest in North America, receiving more than three hundred thousand claims and processing approximately four million paper bills annually. Through its five-year agreement with BCE Emergis, the WSIB extends to Ontario's 27,000 health and medical services providers - including chiropractors, physiotherapists, massage and occupational therapists, audiologists and hearing instrument practitioners - the opportunity to benefit from improved workflow, faster payment and a simpler process for handling health bills, at no cost.

In addition to Health Claim Management, BCE Emergis also offers Pharmacy Benefit Management, drug and dental claim switching and health data services. These services facilitate submission, routing, adjudication and/or payment of drug and dental claims on behalf of 99 per cent of Canadian pharmacies and 62 per cent of Canadian dentists. BCE Emergis is working to implement the voluntary pan-Canadian National e-Claims Standard (NeCST) for claims exchange across benefit groups.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic

relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT SEPTEMBER 29, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
Investor relations
(514) 868-2232
john.gutpell@emergis.com

82-5206


BCE
Emergis

News Room

Friday, October 31st, 2003

News Releases 2003

BCE Emergis licenses e-Invoicing patent to EBPP player
Collects settlement in excess of $1 million

license arrangement. The out-of-court settlement which provides for payment to BCE Emergis in excess of a million Canadian dollars, along with the cross-license of technology, sets an important precedent in enforcing the Company's patent for its biller-direct electronic invoicing technology.

"We are pleased to have signed this first agreement. This settlement is an important precedent for future actions to realize the value of our patent" says Alan Neely, president of BCE Emergis ePayment Solutions. "BCE Emergis has a significant asset in this patent and this settlement is part our ongoing strategy to protect and enforce our Intellectual Property."

The key BCE Emergis patent at issue, U.S. Patent No. 6,044,362, was awarded to BCE Emergis in March 2000 and is based on an application filed in 1997. This patent generally refers to technology provided by companies for their customers to access a seller-branded website to acquire electronic bills, view the amounts to pay and make a payment using a variety of buyer-controlled payment methods, such as the Automated Clearing House (ACH) network. BCE Emergis has also pursued foreign rights, and some patents are already awarded in other countries

About BCE Emergis
BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT OCTOBER 1, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
Investor relations
(514) 868-2232
john.gutpell@emergis.com


BCE
Emergis

News Room

Friday, October 31st, 2003

News Releases 2003

Union Energy says yes to webdoxs™, Canada's leading online bill delivery service
Major utility increases webdoxs market reach by more than 1 million.

Montréal (Québec) Canada, October 15, 2003 — Customers of Union Energy will soon be able to receive and view their bills right where they're already paying them — at their web banking sites-following an agreement by Union Energy to offer the webdoxs service.

Union Energy will utilize the webdoxs service - BCE Emergis' online bill delivery, presentment, and payment service - to allow its more than 1,000,000 customers to receive their bills electronically through their web banking sites. After registering for the webdoxs service, consumers will be notified when a bill arrives, and upon accessing their Web banking site, will be able to securely view, pay, print, and store their bills online without leaving the site. They will also be able to view their bill history online for a minimum of 16 months.

In addition to providing customers with a convenient and flexible method of receiving and paying their bills, Union Energy also acquires an excellent new channel to facilitate and improve communications with its customers.

"This powerful e-billing solution is quite unique as it offers strong benefits to our organization's business units while simultaneously extending convenience, simplicity and enhanced care to our customers," said Roger Rossi, President, Union Energy.

"We're extremely pleased that Union Energy has decided to join the webdoxs service," said Marc Filion, Executive Vice-President - BCE Emergis and president, webdoxs. "webdoxs can make a positive contribution to the lives of Union Energy's customers by simplifying their bill delivery and payment needs and giving them exactly what they want-the ability to go to one site to view and pay the majority of their recurring monthly bills."

The webdoxs service, available across Canada through CIBC, Laurentian Bank, Mouvement Desjardins, National Bank of Canada, RBC Financial Group, Scotiabank and TD Canada Trust, currently has over 680,000 registered users. With the addition of Union Energy, the list of available billers and bills continues to grow, with 87 billers now signed up with the service, and 125 distinct bills available or soon to be available to consumers.

webdoxs allows these consumers to view and pay several different monthly bills, including cable, utilities, telecommunications and major credit cards as well as municipal taxes, depending on their area of residence. For example, someone living in Metro Toronto will now be able to add Union Energy to an already impressive list of bills they can receive from Toronto Hydro, Enersource Hydro Mississauga, Bell Canada, Bell Mobility, and most major financial institution Visa and Mastercard credit cards.

Today, of the nearly 8 million consumers banking online in Canada, 95 per cent have access to webdoxs through participating financial institutions. Billers who offer bills through multiple online channels have found webdoxs to be the destination of choice for their consumers. One Ontario-based webdoxs biller is finding that about 60 per cent of its consumers receiving bills online use webdoxs as their online bill presentment service, while 23 per cent choose to receive their bills directly from the biller's website.

About Union Energy Inc.
Union Energy Inc., a subsidiary of EPCOR Utilities Inc., offers essential home comfort services designed to help its over 1-million Ontario-based customers manage their home in a way that is worry-free, cost-effective and energy-efficient. Union Energy rents, installs and services electric and gas water heaters; rents, sells, installs and services heating, ventilation and air conditioning equipment; and provides financing for essential home comfort appliances.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT OCTOBER 15, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE

EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
Investor relations
(514) 868-2232
john.gutpell@emergis.com



News Room

Friday, October 31st, 2003

News Releases 2003

BCE Emergis Will Integrate Systems with eRX to Facilitate eRecording
Integration will connect lenders, servicers and title companies with county recorders in real-time

MCLEAN, Va. (October 17, 2003) — BCE Emergis (TSX: IFM) announced today that it will integrate its eLending platform with the Electronic Recordation Exchange (eRX) to enable electronic recording of documents with county recorders. The integration will allow title companies, closing agents, lenders, servicers, and investors to electronically sign, notarize, transmit, and record mortgage and land record documents in minutes.

"Integrating with eRX enables us to deliver superior eRecording capabilities to our customers, and to provide a connection to the top county recording offices in the United States," declared Gunnar Bergstrom, president of the eLending Solutions unit of BCE Emergis. "This addition further enhances our eLending platform that is designed to offer a complete end-to-end paperless mortgage process."

Using the eLending platform to facilitate electronic recording will allow users to eliminate re-keying of information through data transfer and reduce post closing costs associated with paper-based tracking and filing tasks. Users will also have the ability to almost instantly deliver electronically signed documents to servicers and investors. The electronic documents are securely stored yet easily accessible to loan participants, eliminating the traditional hassles of locating paper documents.

"This will dramatically increase the efficiency of transactions between lenders, title companies and county recorders," says Paula Steger, Director of eRX, "and all parties will benefit from improved access to potential business partners, streamlined communication, and greater operational efficiencies."

eRX is an Internet based exchange that connects organizations and counties to enable electronic recording of land records such as warranty deeds, mortgages and deeds of trust, assignments, and lien releases. It validates county recordation requirements before delivery to county recorders, which reduces errors and improves quality control. eRX also provides optional recording fee escrow management features, enabling customers to streamline the process.

The BCE Emergis eLending platform is designed to provide a comprehensive set of Web-based services for paperless

loan fulfillment, closing and storage. It connects business partners in real-time, allowing them to perform, manage and track loan processing functions using the same electronic loan file. Services can be used individually, or end-to-end for a complete mortgage loan processing solution. It enables users to remove paper from their mortgage processes, accelerate their loan production cycle, and implement innovative technologies at minimal cost.

About BCE Emergis

BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT OCTOBER 17, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
Investor relations
(514) 868-2232
john.gutpell@emergis.com

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MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland)

ITEM 1: REPORTING ISSUER

The name of the reporting issuer is BCE Emergis Inc. ("BCE Emergis"), the head office of which is located at 1155 René-Lévesque Blvd. West, Suite 2200, Montréal, (Québec) H3B 4T3

ITEM 2: DATE OF MATERIAL CHANGE

September 30, 2003 and October 21, 2003

ITEM 3: PRESS RELEASE

A press release announcing the material change was issued by BCE Emergis on October 21, 2003 in Montreal, Québec. A copy of the press release is annexed hereto and forms an integral part hereof.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On October 21, 2003, BCE Emergis announced its quarterly financial results for the three-month period ended September 30, 2003. The Company reported sequential quarterly and year-over-year growth in EBITDA and net income.

In the eLending area, BCE Emergis and Freddie Mac have agreed to negotiate the marketing of BCE Emergis' on-line workflow and processing tools for mortgages in the U.S. These negotiations are part of an overall agreement reached by the parties that included the termination of an existing marketing agreement. Under the terms of this agreement, Freddie Mac paid $30.5 million USD representing an acceleration of previous financial commitments and BCE Emergis repaid the $12.0 million USD promissory note issued to Freddie Mac in connection with its acquisition of Freddie Mac's on-line mortgage processing and closing technology tools last year.


BCE
Emergis

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On October 21, 2003, BCE Emergis announced its quarterly financial results for the three-month period ended September 30, 2003. The Company reported sequential quarterly and year-over-year growth in EBITDA and net income.

The Company strengthened its financial position during the quarter, increasing cash on hand to $126.9 million from $102.9 million at June 30, 2003 and lowering its total debt to $36.5 million or 6% of total capital. The increase in cash during the quarter was due primarily to a $30.5 million USD payment received from Freddie Mac, net of the repayment of $12.0 million USD in promissory notes issued to Freddie Mac last year.

In the last 12 months, the Company has generated $87.4 million in cash flow from operating activities, $48.5 million excluding the above-mentioned transactions with Freddie Mac.

In the eLending area, BCE Emergis and Freddie Mac have agreed to negotiate the marketing of BCE Emergis' on-line workflow and processing tools for mortgages in the U.S. These negotiations are part of an overall agreement reached by the parties that included the termination of an existing marketing agreement. Under the terms of this agreement, Freddie Mac paid $30.5 million USD representing an acceleration of previous financial commitments and BCE Emergis repaid the $12.0 million USD promissory note issued to Freddie Mac in connection with its acquisition of Freddie Mac's on-line mortgage processing and closing technology tools last year.

BCE Emergis intends to use the funds received from Freddie Mac to continue lender and settlement report vendor implementations, complete the development of its comprehensive eLending mortgage loan processing platform, and assist in the deployment of its services. With this agreement, the Company will have increased flexibility to intensify marketing and channel activities in order to accelerate the pace of adoption of eLending. It will continue to develop existing relationships, while developing new channel relationships to help deliver eLending solutions.

ITEM 6: RELIANCE/CONFIDENTIAL

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.



ITEM 8: **SENIOR OFFICER**

Monique Mercier
Executive Vice President, Law and Corporate Secretary
(514) 868-2351

ITEM 9: **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

DATED this 24th day of October, 2003.

BCE EMERGIS INC.

(s) Monique Mercier

Monique Mercier
Executive Vice President, Law
and Corporate Secretary

(s) John Sypnowich

John Sypnowich
General Counsel



News Release

BCE Emergis reports higher profitability for the third quarter 2003

- *Revenue of $117.2 million*
- *EBITDA of $20.2 million, up 9% from Q3 2002; margin at 17 per cent*
- *Net income of $6.2 million, up 29% from Q3 2002; EPS of $0.06*
- *Visa Commerce moves ahead*
- *Revised arrangement with Freddie Mac for eLending*
- *Renews contract with Kentucky Medicaid for US$9.4M*
- *Joins with Bell West in Alberta government contract*

Montréal, Québec (Canada) October 21, 2003—BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its quarterly financial results for the three-month period ended September 30, 2003. The Company reported sequential quarterly and year-over-year growth in EBITDA and net income.

Total revenue for the third quarter came in at $117.2 million compared to $124.0 million for the second quarter 2003 and with $135.1 million for the third quarter 2002. On a sequential quarterly basis, the decrease was due to the impact of a stronger Canadian dollar on U.S.-sourced revenue, lower non-core revenue and lower revenue from eHealth Solutions. The year-over-year decrease was due to lower non-core revenue, and to lower core revenue mainly as a result of the negative impact of foreign exchange.

Core revenue (which excludes revenue from the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and other non-core and exited products) for the current period was $91.2 million compared with $95.8 million in the second quarter of 2003 and to $98.6 million in the third quarter of 2002. Excluding the impact of the appreciation of the Canadian dollar since the end of last year, total core revenue would have reached approximately $97.9 million in the current quarter. On a year-over-year basis, quarterly core recurring revenue from eFinance Solutions increased 2% and that from eHealth Solutions (Canada) increased 21%.

Growth in both EBITDA[1] and net income during the quarter was the result of continuing strict cost containment. EBITDA was up 2% to $20.2 million (17 per cent of revenue) compared to $19.9 million (16 per cent of revenue) in the second quarter of 2003 and up 9% compared with $18.5 million (14 per cent of revenue) in the corresponding period in 2002. Net income for the third quarter 2003 was $6.2 million, up 5% compared with $5.9 million in the second quarter 2003 and up 29% compared to $4.8 million in the third quarter 2002. Fully diluted EPS was $0.06 per share compared to $0.06 in the second quarter 2003 and with $0.05 in the third quarter 2002. The impact of the stronger Canadian dollar has had a significantly lesser impact on EBITDA and EPS than it has had on revenue or operating expenses, since the Company's revenue and related operating expenses are for the most part geographically aligned.

"We are continuing to deliver strong profitability. So far this year, we are seeing some growth in core recurring revenue in all areas of eFinance and in the Canadian operations of eHealth despite the challenging market for our solutions," declared Tony Gaffney, BCE Emergis chief executive officer. "Revenue growth remains a key issue for us. It is front and centre in our annual strategic planning process that is now well underway. We are continuing our review of the strategic fit of all of our lines of business and will be focusing on those with the greatest opportunity for growth."

REVENUE HIGHLIGHTS FOR THE QUARTER

Three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 in millions of Canadian dollars:

	Q3 2003	Q2 2003	Q3 2002
Core eFinance Solutions	39.0	39.4	33.9
Core eHealth Solutions	52.2	56.4	64.7
Total core revenue	**91.2**	**95.8**	**98.6**
Non-core revenue	26.0	28.2	36.5
Total revenue	**117.2**	**124.0**	**135.1**

- Revenue totalled $117.2 million in the third quarter compared to $124.0 million in the second quarter of 2003 and with $135.1 million in the third quarter of 2002.
- Recurring revenue stood at $104.2 million or 89 per cent of total revenue compared with $122.8 million or 91 per cent of total revenue in the third quarter of 2002. Non-recurring revenue was $13.0 million compared to $12.3 million last year.
- U.S.-sourced revenue was 44 per cent of total revenue in the current quarter compared with 43 per cent in the corresponding quarter of 2002.
- Core revenue for the period was $91.2 million compared with $95.8 million in the second quarter of 2003 due to lower revenue from eHealth Solutions and to the impact of foreign exchange. On a year-over-year basis, core revenue decreased from $98.6 million in the third quarter of 2002.
- Core recurring revenue was $79.1 million in the third quarter of 2003, compared to $83.1 million for the second quarter of 2003 and with $87.5 million for the third quarter of 2002. In the sequential

[1] EBITDA used in this quarterly report does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings.

quarterly comparison, a lower contribution from eHealth Solutions and the impact of foreign exchange were responsible for the decrease. The year-over-year decrease was due to the impact of foreign exchange and a lower contribution from eHealth Solutions (U.S.), partly offset by a higher contribution from eFinance Solutions.

- Total non-core revenue for the third quarter of 2003 was $26.0 million compared with $36.5 million in the third quarter of 2002, representing a decrease in overall revenue of $10.5 million year over year, of which $5.8 million related to the Bell legacy contract.

FINANCIAL HIGHLIGHTS FOR THE NINE MONTHS

Nine-month periods ended September 30, 2003 and 2002 in millions of Canadian dollars:

	9 months 2003	9 months 2002
Core eFinance Solutions	114.0	93.5
Core eHealth Solutions	167.5	198.1
Total core revenue	**281.5**	**291.6**
Non-core revenue	83.8	117.4
Total revenue	**365.3**	**409.0**

- Revenue totalled $365.3 million in the first nine months of 2003 compared with $409.0 million in the corresponding period in 2002.
- Core revenue for the period was $281.5 million compared to $291.6 million in 2002 as a result of lower eHealth Solutions revenue and the impact of a stronger Canadian dollar, partly offset by increases in core revenue from all lines of business in eFinance Solutions.
- Core recurring revenue was $245.9 million in the first nine months of 2003 compared with $259.3 million in 2002. The year-over-year decrease was due to a lower contribution from eHealth Solutions (U.S.), partly offset by higher eFinance Solutions revenue.
- EBITDA in the first nine months of 2003 was $58.4 million or 16 per cent of revenue, compared to $9.4 million (before restructuring and other charges) or 2 per cent of revenue in the prior year. As a result of the streamlining of the Company's lines of business and a cost reduction program initiated in the second quarter of 2002, operating costs for the nine months of 2003 were some $75.8 million lower than those reported in the first nine months of 2002 excluding restructuring and other charges.
- Net income for the nine months was $16.9 million (fully diluted EPS of $0.16 per share) compared to a loss of $21.8 million ($0.21 loss per share) before restructuring and other charges. Reported net loss for the first nine months of 2002 was $(118.9) million ($1.17 loss per share).

FINANCIAL POSITION AT SEPTEMBER 30

The Company strengthened its financial position during the quarter, increasing cash on hand to $126.9 million from $102.9 million at June 30, 2003 and lowering its total debt to $36.5 million or 6% of total capital. The increase in cash during the quarter was due primarily to a $30.5 million USD payment received from Freddie Mac, net of the repayment of $12.0 million USD in promissory notes issued to Freddie Mac last year.

In the last 12 months, the Company has generated $87.4 million in cash flow from operating activities, $48.5 million excluding the above-mentioned transactions with Freddie Mac.

OPERATING HIGHLIGHTS FOR THE QUARTER

eFinance Solutions business unit

This unit's overall revenue slightly decreased to $62.6 million (53% of total revenue) from $65.6 million (48% of total revenue) for the same quarter last year. This unit's core revenue increased $5.1 million or 15% to $39.0 million in 2003 compared to $33.9 million in 2002.

eInvoicing patent enforced

In the ePayment Solutions area, the Company settled patent infringement litigation against a major electronic bill presentment and payment vendor by entering into a cross-license arrangement. The out-of-court settlement, which provided for payments to BCE Emergis totaling more than $1 million dollars along with the cross-license of technology, has set an important precedent in enforcing the Company's patent for its biller-direct electronic invoicing technology. BCE Emergis believes it has a significant asset in this patent and this settlement is part of its ongoing strategy to protect and enforce its intellectual property.

Visa Commerce initiative moves forward

Substantial progress has been made with the Visa Commerce ePayment initiative since BCE Emergis delivered a production version of the software to Visa USA. Since then, the software has cleared Visa's rigorous verification process and the initiative is moving from the pilot phase into production, as Visa and its Member banks involved in the pilot begin to implement customers. The start-up of commercial transactions is expected by year-end. In addition, a pilot involving cross-border payment transactions is in the planning stages with Visa International.

Revised arrangement with Freddie Mac

In the eLending area, BCE Emergis and Freddie Mac have agreed to negotiate the marketing of BCE Emergis' on-line workflow and processing tools for mortgages in the U.S. These negotiations are part of an overall agreement reached by the parties that included the termination of an existing marketing agreement. Under the terms of this agreement, Freddie Mac paid $30.5 million USD representing an acceleration of previous financial commitments and BCE Emergis repaid the $12.0 million USD promissory note issued to Freddie Mac in connection with its acquisition of Freddie Mac's on-line mortgage processing and closing technology tools last year.

BCE Emergis intends to use the funds received from Freddie Mac to continue lender and settlement report vendor implementations, complete the development of its comprehensive eLending mortgage loan processing platform, and assist in the deployment of its services. With this agreement, the Company will have increased flexibility to intensify marketing and channel activities in order to accelerate the pace of adoption of eLending. It will continue to develop existing relationships, while developing new channel relationships to help deliver eLending solutions.

eLending platform expanded

The Company continued to expand and improve its mortgage loan-processing platform with the addition of closing management functionality. With Emergis® Electronic Closing Services, parties involved in the loan closing process are able to perform many traditionally paper-intensive loan closing functions on-line. The new functionality enables efficient communication, improves document/data management and storage processes, and allows document review and error correction prior to closing—saving time, cost, and frustration for everyone. Electronic signature and storage capabilities will be the next significant additions to the eLending platform in 2003.

Government of Alberta contract awarded
Just after quarter-end, the Government of Alberta selected BCE Emergis eBusiness Solutions, through its channel partner Bell West Inc., for the Initial Operational Capability (IOC) phase of the Alberta Secure Access Project (ASAP). ASAP is a platform to establish and confirm authentication and authorization for all government ministries, ensuring a secure electronic environment which allows Albertans and other stakeholders to gain access to government applications on-line at anytime and from anywhere.

The IOC phase includes the initial infrastructure and implementation of the service and the integration of two existing government applications (Electronic Health Record and Online Transcripts Request). Upon success of this initial phase, a five-year contract for the operations and implementation of the ASAP platform is expected to be signed.

eHealth Solutions business unit
This unit generated revenue of $54.6 million (47% of total revenue) during the current period compared with $69.5 million (52% of total revenue) for the same period in 2002. Core revenue was $52.2 million for the current period compared with $64.7 million for the same period in 2002, mainly due to lower core revenue from our eHealth Solutions (U.S.) operations and to the negative impact of foreign exchange.

Kentucky Medicaid contract renewed
In the U.S., the Company, through a competitive bidding process, renewed its contract with the Commonwealth of Kentucky's Medicaid Services to perform utilization reviews for the Medicaid program. The one-year, $9.4 million USD contract covers some 565,000 Medicaid beneficiaries in the Commonwealth and may be renewed for two additional terms. The new agreement adds a number of programs and expands existing services eligible for review, resulting in an increased contract value of approximately $1 million USD per year.

Health risk assessment tool added to care management suite
The Company also signed an agreement with U.S.-based TRALE, Inc. to provide a health risk assessment tool aimed at reducing health care costs. With this agreement, BCE Emergis' care management unit will offer automated, self-scoring questionnaires for group benefit plan members designed to assess wellness and provide recommendations for healthy lifestyle changes. The program also aggregates data to help employers and other health plan sponsors segment plan populations and target benefits to members based on health condition.

WSIB provider base expanded
In Canada, BCE Emergis has extended availability of its web-enabled Emergis® Bill Submission and Payment Solution to audiologists and hearing instrument practitioners in Ontario, allowing them to join the list of health care providers automatically and seamlessly submitting bills and receiving payment for workers' compensation claims from the Ontario WSIB. BCE Emergis Health Claim Management services increase operational efficiencies on behalf of health care payers and providers by enabling the electronic validation, authorization and payment of their health insurance claim related bills.

OCTOBER 21, 2003 CONFERENCE CALL AND WEBCAST
The Company will hold a conference call and live webcast today at 6:00 p.m. to discuss its financial results for the third quarter 2003. To participate, interested stakeholders can dial toll-free at (800) 273-9672, and in Toronto at (416) 695-5806. The third quarter 2003 news release, as well as a supplemental

information package, will be posted on www.emergis.com after 4:00 p.m. The news release will also be available through CCNMatthews.

The instant replay of the webcast will be available for 48 hours starting at 8:00 p.m. today. To listen, interested participants should dial the following toll-free number: (800) 408-3053; in Toronto: (416) 695-5800. The access code is 1354623.

ABOUT BCE EMERGIS

BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For more information, visit the Company's web site at www.emergis.com.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT OCTOBER 21, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

82-5206




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BCE Emergis

News Room

Friday, October 31st, 2003

News Releases 2003

BCE Emergis signs new distribution agreement with Freddie Mac

Montréal (Québec) Canada, October 30, 2003 — BCE Emergis Inc (TSX: IFM) is pleased to announce that it has entered into a new distribution agreement with Freddie Mac in connection with BCE Emergis' on-line workflow and processing tools for mortgages in the U.S. Under the terms of the distribution agreement, Freddie Mac will distribute the on-line mortgage processing and closing technology tools via its LoanProspector.com web site. BCE Emergis will now provide all aspects of customer support for its products and services, including sign up, sales, training, implementation and customer service.

"We will continue to build on our relationship with Freddie Mac, while developing new channel relationships to help deliver eLending solutions to the U.S. mortgage market," said Gunnar Bergstrom, president of the eLending Solutions unit of BCE Emergis. "As we get closer to the full commercial launch of our suite of paperless mortgage fulfilment, closing and storage services, expected in early 2004, we will also have in place a broad channel strategy to take full advantage of the lender demand for cost saving tools."

The **Emergis® eLending Platform** is being designed to offer a comprehensive set of Web-based services for paperless loan fulfillment, closing and storage. It connects business partners in real-time, allowing them to perform, manage and track loan processing functions using the same electronic loan file. Flexibility and scalability are fundamental to the design of this secure hosted platform, which can be accessed via the Web or direct integration with a lender's system of record.

The services can be used individually or as an end-to-end solution. Through workflow management tools, digital SMART Docs and soon-to-be-added electronic signatures, the services facilitate information exchange, speed workflow and reduce processing costs. The Emergis eLending Platform enables companies to accelerate the implementation of their eMortgage vision by leveraging low-cost, customizable superior technology.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred

provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT OCTOBER 30, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
Investor relations
(514) 868-2232
john.gutpell@emergis.com